SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Stratabid.com, Inc.

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(Name of Issuer)

Common Stock, $0.0001 Par Value

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(Title of Class of Securities)

86269Q 10 7

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(CUSIP Number)

Derek Wasson

1675 Larch Street

Vancouver, British Columbia V6K 3N7

(604) 734-9844

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(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 24, 2003

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [   ].

CUSIP No.     86269Q 10 7

1)

Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

Derek Wasson

2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [   ]

(b)  [X]

3)

SEC  Use  Only

4)

Sources  of  Funds  (See  Instructions):     PF

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)

Citizenship  or  Place  of  Organization:     Canada

Number of          (7)  Sole Voting Power:         1,000,000

Shares Bene-

ficially                (8)  Shared Voting Power:            -0-

Owned by

Each Report-      (9)  Sole Dispositive Power:   1,000,000

ing Person

With                  (10)  Shared Dispositive Power:    -0-

11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

1,000,000

12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)

Percent of Class Represented by Amount in Row  (11):

79.7%

14)

Type of Reporting Person  (See  Instructions):   IN

Item 1.   Security and Issuer

This statement relates to the common stock, $0.0001 par value ("Common Stock") of stratabid.com, Inc., a Delaware corporation  (the "Issuer").  The principal executive offices of the Issuer are presently located at Suite 1400, 1500 West Georgia Street, Vancouver, British Columbia  V6G 2Z6.

Item 2.   Identity and Background

This statement is filed by Derek Wasson, whose business address is Suite 1400, 1500 West Georgia Street, Vancouver, British Columbia  V6G 2Z6.  Mr. Wasson is the President and a Director of the Issuer.

During the last five (5) years, Derek Wasson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, Derek Wasson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Mr. Wasson is a citizen of Canada.

Item 3.   Source and Amount of Funds or Other Consideration

Mr. Wasson used his personal funds to purchase the securities described in Item 5.

Item 4.   Purpose of Transaction

The securities of the Issuer were acquired by Derek Wasson for investment purposes and to acquire control of the company.

Derek Wasson is an officer, director and major shareholder of the Issuer, and is seeking candidates for merger with or acquisition by the Issuer.

Mr. Wasson reserves the right to actively pursue various proposals which could relate to or would result in:

a.

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.

Any material change in the present capitalization or dividend policy of the Issuer;

f.

Any other material change in the Issuer's business or corporate structure;

g.

Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

j.

Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)

See the cover page of this Schedule

(b)

See the cover page of this Schedule

(c)

In January, 2001 the then President of the Company, Steven Bruk, sold 1,000,000 shares registered in his name to Derek Wasson for $1,000 cash.  Following this sale, and effective January 25, 2001, Mr. Bruk resigned as an officer and director and appointed Mr. Wasson as a director.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

None.

Item 7.   Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

January 28, 2003

/s/  Derek Wasson

Derek Wasson